[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                             ROBERT S. McCORMACK
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada




April 28, 2006



Mark P. Shuman
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         AMENDMENT FILED ON APRIL 7, 2006
         FILE NO. 333-128302

Dear Mr. Shuman:


On behalf of Titanium Group Limited (the "Company"), Amendment No. 5 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated April 19, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. PLEASE UPDATE THE FINANCIAL INFORMATION CONTAINED IN YOUR REGISTRATION STATEMENT PURSUANT TO RULE 3-12 OF REGULATION S-X.

         RESPONSE: The Company believes that the financial information contained in the registration statement meets the requirements of Rule 3-12 of Regulation S-X as it includes audited financial information as of and for the year ended December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 11

2. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 5. EXPLAIN HOW OVERDRAFTING THE COMPANY'S CHECKING ACCOUNT RATHER THAN USING ITS CASH RESOURCES ENABLES YOU TO "BETTER TRACK

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 28, 2006
Page 2



         THE PERFORMANCE" OF YOUR OPERATIONS. DISCLOSE WHY MANAGEMENT USES THIS METHOD TO GENERATE CAPITAL RESOURCES. EXPLAIN MANAGEMENT'S LEVERAGE STRATEGY, AS APPROPRIATE. ALSO, PLEASE GIVE APPROPRIATE CONSIDERATION AS TO WHETHER RISK FACTOR TREATMENT TO THE RISK ASSOCIATED WITH THE "BANKING FACILITIES ARRANGEMENT" IS APPROPRIATE, AND PROVIDE A SUPPLEMENTAL ANALYSIS IN SUPPORT OF YOUR CONCLUSION. MIGHT YOUR OPERATIONS BE DISRUPTED OR YOUR CAPITAL MANAGEMENT PROGRAM BE DISRUPTED, IF THE LENDER REQUIRES REPAYMENT UNEXPECTEDLY, FOR EXAMPLE?

         RESPONSE: The proceeds from the offering are deposited in a segregated U.S. dollar account of the parent entity, Titanium Group Limited. By keeping these funds separate from the operating account of the subsidiary, Titanium Technology Limited, the Company can better track revenues from operations, which are the only funds deposited into the operating account.

         Also, a significant portion of the offering proceeds was allocated for expenses to be incurred in connection with the Company's plan of becoming a public company. Most of these expenses will be paid to the Company's professionals, several of which are located in the United States. Many of the subscribers of the offering are located in the United States. Had the offering proceeds been deposited into the operating account, which is kept in Hong Kong dollars, the Company would have had to convert U.S. funds into Hong Kong currency when the offering proceeds were deposited and then convert funds back into U.S. dollars when paying its professionals. By keeping the funds in the U.S. dollar account, the Company saves expenses that it might otherwise incur for the currency conversion.

         Further, the Company has noted on page 17 that the overdraft situation does not exist for any significant lengths of time. The Company incurred US$2,845 (HK$22,188) of interest expense for the 2005 fiscal year, and the weighted average rate charged during 2005 was 8.5% per annum. The annual facility fee charged by the bank for 2005 was US$321 (HK$2,500) and is US$962 (HK$7,500) for 2006. The Company believes that the benefit of being able to better monitor the performance of its operating subsidiary outweighs these costs.

         The Company has added a risk factor disclosing the fact that all of its assets have been pledged to secure repayment of this arrangement with the bank. As with any secured loan of this nature, the Company's operations could be disrupted if the bank were to require repayment unexpectedly. See page 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34

3. WE NOTE DISCLOSURE THAT THE TERMS OF SHAREHOLDERS' LOANS, WHICH ARE UNSECURED, INTEREST-FREE AND NOT REPAYABLE WITHIN THE NEXT TWELVE MONTHS, ARE NO LESS FAVORABLE THAN THOSE THAT COULD HAVE BEEN OBTAINED FROM NON-AFFILIATES. PLEASE EXPLAIN THE BASIS FOR THESE CONCLUSIONS, SPECIFICALLY, THE APPARENT CONCLUSION ASSUMPTION THAT LOANS TO NON-AFFILIATED PARTIES COULD NOT HAVE BEEN OBTAINED WITH TERMS THAT REQUIRED INTEREST PAYMENTS OR SPECIFIED A MATURITY DATE.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 28, 2006
Page 3


         RESPONSE: The statement was made in connection with loans FROM shareholders, and not loans TO shareholders. In actuality, these unsecured, interest-free loans from shareholders were on more favorable terms to the Company than what could have been obtained from non-affiliates. Certainly, they are on terms no less favorable.

FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

PRIOR COMMENT 13 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

4. WE UNDERSTAND FROM YOUR RESPONSE THAT ZHONG YI IS INVOLVED IN THE CREDENTIALING PROCESS WITH THE OFFICE OF THE CHIEF ACCOUNTANT. PLEASE ADVISE US WHEN ZHONG YI HAS COMPLETED THIS PROCESS. AS NOTED IN OUR PRIOR COMMENT NUMBER 13 WE MAY BE UNABLE TO COMPLETE OUR REVIEW AND ACCEPT THE REPORT OF ZHONG YI UNTIL THE FIRM HAS COMPLETED THE CREDENTIALING PROCESS.

         RESPONSE: The Company has been advised that Zhong Yi has completed the credentialing process with the Office of Chief Accountant.

CONSOLIDATED BALANCE SHEETS, PP. F-2 AND F-3

5. WE NOTE FROM YOUR BALANCE SHEET THAT THE COMPANY REPORTED A BANK OVERDRAFT OF U.S.$193,187 AS OF DECEMBER 31, 2005. TELL US AND REVISE TO DISCLOSE THE MATERIAL TERMS OF YOUR ARRANGEMENT WITH THE FINANCIAL INSTITUTION WHICH PROVIDES FOR BANK OVERDRAFTS (I.E., FEES, INTEREST RATE, OVERDRAFT LIMIT, PAYMENT TERMS). FURTHER EXPLAIN TO US THE BUSINESS REASONS FOR THE BANK OVERDRAFT CONSIDERING THE COMPANY REPORTED U.S.$317,010 OF CASH AND CASH EQUIVALENTS AS OF DECEMBER 31, 2005.

         RESPONSE: Please see new note 19 to the notes to the financial statements. Reference is also made to the response to comment 2 above.

PRIOR COMMENT NO. 14 - REVENUE RECOGNITION, PAGE F-11

6. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 14. PLEASE CLARIFY/ EXPLAIN THE FOLLOWING:
         o    YOU INDICATE IN YOUR RESPONSE THAT VSOE FOR PROFESSIONAL
              SERVICES (SYSTEM DESIGN, SYSTEM INTEGRATION, INSTALLATION, TESTING AND TRAINING) IS THE PRICE THAT THE COMPANY WOULD CHARGE IF THESE SERVICES WERE SOLD SEPARATELY. CONFIRM, IF TRUE, THAT YOU HAVE SOLD PROFESSIONAL SERVICES SEPARATELY (ON A STAND ALONE BASIS, NOT WITHIN A MULTIPLE ELEMENT ARRANGEMENT) TO ESTABLISH VSOE AND THE NATURE AND TERMS OF THE TRANSACTION THAT INCLUDED THESE SEPARATE SALES OF SERVICES. IF YOU HAVE NOT SOLD THESE SERVICES SEPARATELY AND HAVE NOT ESTABLISHED VSOE, EXPLAIN HOW YOU RECOGNIZE REVENUE FOR MULTIPLE ELEMENT ARRANGEMENTS THAT INCLUDE THESE SERVICES.

              RESPONSE: The Company confirms that it has sold professional services separately, thereby enabling it to establish VSOE. In those instances, the Company charged its clients by using an hourly rate for its personnel assigned to the job for the clients. The

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 28, 2006
Page 4

              Company had been asked to analyze and evaluate the clients' security systems and make recommendations to the clients.

         o YOU INDICATE THAT VSOE FOR MAINTENANCE SERVICES IS ESTABLISHED AS THE PRICE THE COMPANY WOULD CHARGE IF THE SAME SERVICES WERE SOLD SEPARATELY. CONFIRM, IF TRUE, THAT THE COMPANY HAS SOLD MAINTENANCE SERVICES SEPARATELY AND THE NATURE AND TERMS OF THE TRANSACTION THAT INCLUDED THE SEPARATE SALE OF THESE SERVICES. IF YOU HAVE NOT SOLD THESE SERVICES SEPARATELY AND HAVE NOT ESTABLISHED VSOE, EXPLAIN HOW YOU RECOGNIZE REVENUE FOR MULTIPLE ELEMENT ARRANGEMENTS THAT INCLUDE THESE SERVICES.

              RESPONSE: The Company confirms that it has sold maintenance services separately. In these cases, maintenance services were provided after the free twelve-month period. The Company gave customers a maintenance contract for a fixed annual fee. The Company determined the fee by applying a percentage (ranging from 15% to 20% depending of the mix of software and hardware) to the total cost of the project charged to the customer. For example, if the total project was originally $10,000, the annual maintenance fee charged by the Company might be $1,500. Customers requesting this type of arrangement are normally larger corporations that are upgrading their computer systems and require the Company to standby to assist.

         o WE NOTE THE COMPANY CONSIDERED EITF 03-5 AND DETERMINED THAT SOFTWARE IS MORE THAN INCIDENTAL TO THE PRODUCTS OR SERVICES AS A WHOLE AND THEREFORE SOP 97-2 IS APPLIED TO ALL ELEMENTS IN MULTIPLE ELEMENT ARRANGEMENTS. TELL US WHETHER SOFTWARE IS ESSENTIAL TO THE FUNCTIONALITY OF HARDWARE AND RELATED EQUIPMENT INCLUDED IN MULTIPLE ELEMENT ARRANGEMENTS AND THE FACTORS YOU CONSIDERED IN YOUR ASSESSMENT. IF SOFTWARE IS NOT ESSENTIAL TO OTHER ELEMENTS OF YOUR ARRANGEMENTS, SUCH AS HARDWARE, RELATED EQUIPMENT, OR INSTALLATION SERVICES, TELL US WHY YOU APPLY THE PROVISIONS OF SOP 97-2 TO ALL THESE ELEMENTS. FURTHER IF YOU DETERMINE THAT SOP 97-2 DOES NOT APPLY TO ALL THE ELEMENTS IN YOUR ARRANGEMENTS TELL US HOW YOU DETERMINED THE UNITS OF ACCOUNT PURSUANT TO EITF 00-21. SPECIFICALLY ADDRESS YOUR CONSIDERATION OF PARAGRAPHS 4 AND 9 OF EITF 00-21.

              RESPONSE: Initially, the Company considered the software to be essential to the functionality of the hardware and related equipment included in multiple element arrangements under the assumption that "functionality" applied to the intended use of the product and its components by the customer. Upon additional consideration of EITF 03-5, it is evident that the hardware supplied with the Company's products are PC-based computers and generic camera equipment, which have multiple uses other than in conjunction with the Company's software. Therefore, the hardware portion of the sales contracts does not appear to be subject to the provisions of SOP 97-2. Although it would appear that the hardware components and the software/installation and testing components of the products would be considered separate units of accounting pursuant to EITF 00-21 in that the hardware components would have value to the customer on a stand alone basis as described in paragraph 9 thereof, the Company believes that no allocation of contract consideration would be necessary to accurately recognize contract revenue since both of these units of accounting are normally delivered simultaneously, as

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 28, 2006
Page 5

              described below. PCS might also be considered separately; however, costs associated with PCS have been immaterial.

         o YOU INDICATE THAT THE TOTAL TIME FOR DELIVERY AND INSTALLATION OF HARDWARE AND SOFTWARE IS USUALLY 3 TO 5 DAYS. TELL US WHETHER SYSTEM INTEGRATION AND TRAINING SERVICES ARE ALSO DELIVERED WITHIN THIS 3 TO 5 DAY PERIOD AND IF NOT TELL US THE TIMING FOR DELIVERING THESE SERVICES AND THE LITERATURE YOU APPLY FOR RECOGNIZING REVENUE. IN YOUR RESPONSE SPECIFICALLY ADDRESS THE PERIOD OVER WHICH ALL SERVICES ARE COMPLETED FROM THE DATE OF DELIVERY OF SOFTWARE AND HARDWARE.

              RESPONSE: The Company confirms that system integration and training services are also delivered within the 3 to 5-day installation period.

         o PROVIDE AN EXAMPLE OF THE ELEMENTS IN A MULTIPLE ELEMENT ARRANGEMENT, THE PERIOD OVER WHICH THOSE ELEMENTS ARE DELIVERED, HOW YOU ALLOCATE THE ARRANGEMENT FEE TO EACH ELEMENT AND WHEN YOU RECOGNIZE REVENUE FOR EACH ELEMENT.

              RESPONSE: The Company provides the following example: a sale of ProFacer iDVR (US$3,150) with the functionality to record and detect human faces from a video source and pass the captured faceprints to ProFacer identity. This project would consist of the following stages:

                                                                                DAY        ALLOCATION OF VALUE OF
                                                                                                  CONTRACT
              Concluding a sales contract                                        1                    0%
              Delivery of hardware and software                                  6                   80%
              Installation of hardware and software                              7                   10%
              Training                                                           7                   10%
              Testing and hardware acceptance acknowledgment                    10                    0%

              A typical installation includes the following elements of hardware, software and reference materials:
                 o Hardware - Includes a server, LCD display, IR camera, circuit board, filter, adapter, and dongles.
                 o Software - This is Titanium's proprietary ProFacer software
                 o Reference materials - Includes a set of the installation guide and operating manual provided to customers at the time of training.

              Because of the short period of time involved in the whole process, the Company normally recognizes the revenue on the day of delivery of the hardware. However, management closely reviews the Company's sales at each quarter-end and each year-end to determine if any amount of revenue deferral is required in accordance with the stated accounting policy. Thus far, there have been no contracts in process at year-end. Accordingly, the reported revenue for the Company has not been affected by the application of this accounting policy.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
April 28, 2006
Page 6


PRIOR COMMENT NO. 15

7. WE NOTE YOUR RESPONSE THAT THE COMPANY DETERMINED IT DID NOT HAVE ANY HISTORICAL PATTERNS OF PROVIDING ITS CUSTOMERS WITH SERVICES OR ANY UPGRADE SERVICES ASSOCIATED WITH PCS AND CONSIDERED THAT IT WAS NOT NECESSARY TO ALLOCATE A FEE TO PCS. YOUR RESPONSE APPEARS TO BE INCONSISTENT WITH CERTAIN INFORMATION RELATING TO MAINTENANCE SERVICES INCLUDED IN YOUR RESPONSES TO COMMENTS NUMBER 14 AND 16. IN COMMENTS NUMBER 14 AND 16 YOU INDICATE THAT MAINTENANCE SERVICES INCLUDE SOFTWARE UPDATES (AS DISCLOSED IN ITEM NUMBER 3 OF THE COMPANY'S REVENUE RECOGNITION POLICY), THAT MAINTENANCE SERVICES ARE PROVIDED FOR A ONE-YEAR PERIOD DURING THE FIRST YEAR AND THAT THESE SERVICES ARE THE SAME AS POST-CONTRACT CUSTOMER SUPPORT. CONSIDERING YOUR RESPONSE THAT MAINTENANCE SERVICES AND PCS ARE THE SAME AND THAT MAINTENANCE SERVICES INCLUDE SOFTWARE UPDATES, TELL US WHY YOU ARE NOT ALLOCATING ANY OF THE MULTIPLE ELEMENT ARRANGEMENT TO "FREE PCS", WHEN IT CLEARLY APPEARS IT ENTITLES YOUR CUSTOMERS TO SOFTWARE UPDATES. IN ADDITION, CLARIFY ANY INCONSISTENCIES BETWEEN YOUR RESPONSE TO COMMENT NUMBER 15 AND YOUR RESPONSES TO COMMENTS NUMBER 14 AND 16 RELATING TO MAINTENANCE SERVICES, FREE PCS AND THE NATURE OF THESE ARRANGEMENTS AND THE PERIOD OVER WHICH THESE SERVICES ARE DELIVERED.

         RESPONSE: The Company has revised language in its footnote regarding revenue recognition on page F-11 to clarify that post-contract support ("PCS") is not the same as maintenance services. Software upgrades are not included in PCS. Software upgrades would only be included in annual maintenance contracts.

Please note that one of the selling shareholders, Catherine Leung, purchased all of the shares and warrants owned by another selling shareholder, Edward H. Price, Inc. PS Plan, in a private transaction not involving the Company. Accordingly, Edward H. Price, Inc. PS Plan is no longer included in the Selling Shareholders table and the number of shares owned by and being registered for Catherine Leung has been revised.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAT M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A Company Limited